03 OCT 29 AM 7:21

ZURICH
FINANCIAL SERVICES

03032945

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference: File No. 82-5089
Our reference: AC/ih
Date: October 27, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services appoints Chief Executive Officer Life Insurance Business" dated October 24, 2003

and

- "Zurich Financial Services focuses on the corporate segment in Belgium and Luxembourg and exits all other segments" dated October 24, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

dw 10/29

Enclosures

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services focuses on the corporate segment in Belgium and Luxembourg and exits all other segments

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 24, 2003 - Zurich Financial Services Group (Zurich) has decided to focus its activities in Belgium and Luxembourg on the corporate segment, operating the Non-life large commercial and corporate businesses through its business unit Continental Europe Corporate (CEC) in Belgium and Luxembourg, and the international group Life business through Zurich International Solutions. As part of this realignment, Zurich and P&V Assurances (P&V) have signed agreements under which P&V will acquire all of Zurich's Life operations in Belgium and the Life operations in Luxembourg in the consumer and commercial segments. These agreements also include the sale of Zurich's Non-Life operations in the consumer and small commercial segments in Belgium and Luxembourg.

P&V is a Belgian Life and Non-life insurer with total Gross Written Premiums of around EUR 366 million in 2002. Both parties agreed to keep the price confidential. Subject to regulatory approvals, the transaction is expected to close in the first quarter of 2004.

Axel P. Lehmann, Chief Executive Officer of the Continental Europe Business Division, said, "The re-focusing of our activities in Belgium and Luxembourg is in line with our strategy to exit peripheral businesses and to focus on key markets and core activities with a high potential to generate sustained profitable growth."

ZURICH
FINANCIAL SERVICES

In 2002, the business being transferred to P&V represented a Gross Written Premium volume of about EUR 300 million.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs approximately 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media Release 03 OCT 2? 7:21 File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services appoints Chief Executive Officer Life Insurance Business

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 24, 2003 - Zurich Financial Services (Zurich) announces the appointment of Paul van de Geijn (57) to the new position of Chief Executive Officer Life Insurance Business effective November 1, 2003. Paul van de Geijn will be a member of the Group Executive Committee (GEC). He joins Zurich from AEGON where he was a member of the Executive Board of AEGON Group, responsible for AEGON USA. In his position with Zurich, Paul van de Geijn will assume global leadership of the Life insurance business. He will report to James J. Schiro, the Group's Chief Executive Officer.

In welcoming Paul van de Geijn's appointment, James J. Schiro said: "Paul's skill and breadth of experience and his successful track record at AEGON – chiefly a Life insurer – will make him a valuable colleague in the GEC. I look forward to his contribution in shaping our global strategy for the Life segment. He is charged with providing leadership and financial discipline to our Life business, with a sharp focus on cost efficiency and sustainable profitability."

Paul van de Geijn added: "I had a wonderful career with AEGON, but now I look ahead to the task at Zurich. These are tough times for life insurers. That is why it is so challenging and exciting for me to be joining Zurich at this moment in time and my career."

ZURICH
FINANCIAL SERVICES

The new Chief Executive Officer Life brings to Zurich over 30 years of experience in the Life insurance business. After joining Ennia (one of AEGON's predecessors) in 1971, Paul van de Geijn later became the CEO of AEGON The Netherlands. He was responsible for the Dutch and subsequently the Spanish and Hungarian operations, with a strong emphasis on developing their respective Life insurance businesses. He has been a member of AEGON's Executive Board since 1992.

Paul van de Geijn earned a degree in Business Law from the University of Leiden in the Netherlands, and he participated in the Advanced Management Program at the Harvard Business School. From 2000 to 2002, he was Chairman of the Dutch Association of Insurers. In addition, he holds positions in a public-private partnership in crime control as well as in the Executive Committee of the Dutch Employers' Association. He is also active in a number of community programs in his home town Amsterdam. Paul van de Geijn is married and has two children.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN